AIS

02034390

May 14, 2002

02 MAY 23

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 205/2002**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting with respect additional capital expenditures
  Date: May 13, 2002
- **Stock Exchange of Thailand Filing, AIS 206/2002**
  Subject: Submission of the Reviewed Financial Statements for the First Quarter of the Year 2002
  Date: May 13, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 5/29

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

02 ... 29

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 13, 2002

AIS 205/2002

May 13, 2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting with respect additional capital expenditures

To: President
Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("the Company") No. 4/2002 held on May 13, 2002, at 13.00 hrs. at the Board Room, 20th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Adopted the Minutes of the Board of Directors' Meeting No. 3/2002 held on March 26, 2002.

2. Approved the balance sheet, statement of income and cash flow statements for the first quarter of the year 2002 ended March 31, 2002.

3. Approved the budget for additional capital expenditures and authorized the Executive Committee to execute procurement contracts with suppliers for GSM network phase 10C in the amount of USD 35.64 million or approximately Baht 1,604 million. The Executive Committee is authorized to approve or assign designated officer to sign on the procurement contract in the amount not exceed that be approved by the Company's Board of Directors.

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 13, 2002

AIS 0206/2002

May 13, 2002

Subject : Submission of Reviewed Financial Statements for the First Quarter of Year 2002

To : The President
Stock Exchange of Thailand

Enclosure: 1. One set of reviewed financial statements for quarter 1/2002 – Thai version
2. One set of reviewed financial statements for quarter 1/2002 – English version

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed financial statements for the first quarter of 2002. In addition, the Company would like to clarify an increase net profit of Baht 924 million or 40%, from Baht 2,284 million in the first quarter of 2001 to Baht 3,208 million in the first quarter of 2002, as follows:

1. The Company's revenue from services and equipment rental in the first quarter of 2002 was Baht 12,548 million, increased from the first quarter of 2001 by Baht 3,843 million or 44%. The increase was mainly due to the increase in subscriber base from 2,430,474 subscribers in the first quarter of 2001 to 6,161,812 subscribers in the first quarter of 2002.

2. The Company's share of net profit in subsidiaries increased from Baht 530 million in the first quarter of 2001 to Baht 883 million in the first quarter of 2002, or an increase of 67%. This was mainly due to an increase in share of net profit from Advanced Wireless Marketing Co., Ltd. (99.99% subsidiary), as a result of the growing in sales of mobile phones from 471,906 units in the first quarter of 2001 to 782,180 units in the first quarter of 2002, or an increase of 66%. The details of share of net profit in subsidiaries are as follow:

(Unit : Baht Million)

share of net profit (loss) in	Q1/2002	Q1/2001	% Var
Advanced Wireless Marketing Co., Ltd.	1,510	595	154
Advanced Paging Co., Ltd.	(24)	(44)	45
Digital Phone Co., Ltd and Shin Digital Co., Ltd.	(599)	-	n/a
Others	(4)	(21)	81
Total	**883**	**530**	**67**

3. The Company's cost of services and equipment rentals increased from Baht 4,630 million in the first quarter of 2001 to Baht 5,565 million in the first quarter o f 2002, or an increase of Baht 936 million or 20%. This increase was primarily from the increase in revenue sharing paid to TOT due to the growth of revenue from services. In addition, the amortization of property and equipment under concession agreements also increased as a result of the expansion of GSM network.

4. The Company's selling and administrative expenses increased from Baht 1,185 million in the first quarter of 2001 to Baht 2,447 million in the first quarter of 2002, or an increase of 107%. The ratio of selling and administrative expenses to revenues from services and equipment rental increase from 14% in the first quarter of 2001 to 20% in the first quarter of 2002. This was mainly due to an increase in marketing expenses, and allowance for doubtful account as, currently, the Company waive the deposit from the customers.

5. The Company's interest expense increase from Baht 232 million in the first quarter of 2001 to Baht 563 million in the first quarter of 2002. This increase was from an increase in the Company's interest bearing debt, used to expand mobile phone network, from Baht 23,515 million at the end of first quarter 2001 to Baht 47,312 million at the end of first quarter 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2002 AND 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 10(
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2002 and the related consolidated and company statements of income, changes in shareholders' equity, retained earnings and cash flows for the three-month periods ended 31 March 2002 and 2001 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2001 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 1 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Bangkok
2 May 2002

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2002 and 31 December 2001

	Notes	Consolidated		Company	
		Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		19,316,107	15,284,026	12,051,225	9,604,146
Investments		94,536	88,096	-	-
Trade accounts receivable, net	7	8,133,315	7,674,224	7,566,479	6,649,991
Amounts due from related parties	14	2,640	1,027	1,485	31,483
Inventories, net		3,768,784	2,238,469	-	-
Sparepart inventories for mobile phone network maintenance		387,736	358,586	280,767	251,617
Current portion of forward and swap contracts receivable, net		-	-	-	17,940
Advances to suppliers		5,331,300	3,168,730	5,331,300	3,168,730
Other current assets		2,206,095	2,254,533	1,268,035	1,522,002
Total Current Assets		39,240,513	31,067,691	26,499,291	21,245,909
Non-Current Assets					
Investments in subsidiaries, net	8	-	-	26,840,412	25,957,724
Property and equipment, net	9	6,519,171	6,233,122	4,651,499	4,369,722
Other assets					
Property and equipment under concession agreements, net	9	61,291,599	56,334,131	53,307,495	48,710,389
Goodwill, net	9	13,638,462	13,943,788	-	-
Concession right, net	9	5,211,514	5,325,220	-	-
Other assets	9	696,587	634,436	489,381	458,293
Total Non-Current Assets		87,357,333	82,470,697	85,288,787	79,496,128
Total Assets		126,597,846	113,538,388	111,788,078	100,742,037

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2002 and 31 December 2001

	Notes	Consolidated		Company	
		Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Audited 31 December 2001 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	10	4,450,450	5,456,758	4,440,450	5,446,758
Trade accounts payable		9,524,715	10,701,380	5,138,414	6,557,659
Amounts due to and loan from related parties		410,641	334,271	635,833	1,980,030
Current portion of long-term borrowings	10	760,039	919,763	1,678	1,475
Current portion of long-term debentures	10	8,983,351	6,346,124	8,983,351	6,346,124
Current portion of forward and swap contracts payable, net		148,859	5,167	106,363	-
Accrued concession fee		5,488,977	2,990,140	5,034,641	2,535,804
Deposits from customers	11	2,436,029	-	2,774,972	-
Other current liabilities		8,500,177	6,123,684	6,817,210	4,663,600
Total Current Liabilities		40,703,238	32,877,287	33,932,912	27,531,450
Non-Current Liabilities					
Long-term borrowings, net	10	4,645,064	4,515,981	8,599	7,875
Long-term debentures, net	10	33,877,796	29,402,140	33,877,796	29,402,140
Accrued concession fee		3,128,968	3,073,473	-	-
Deposits from customers	11	20,104	2,648,008	-	3,039,885
Total Non-Current Liabilities		41,671,932	39,639,602	33,886,395	32,449,900
Total Liabilities		82,375,170	72,516,889	67,819,307	59,981,350
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	12	2,935,000	2,935,000	2,935,000	2,935,000
Premium on share capital	12	20,004,000	20,004,000	20,004,000	20,004,000
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		20,529,771	17,321,687	20,529,771	17,321,687
Total Parent's Shareholders' Equity		43,968,771	40,760,687	43,968,771	40,760,687
Minority interests		253,905	260,812	-	-
Total Shareholders' Equity		44,222,676	41,021,499	43,968,771	40,760,687
Total Liabilities and Shareholders' Equity		126,597,846	113,538,388	111,788,078	100,742,037

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 31 March 2002 and 2001

		Consolidated		Company	
		Unaudited 31 March 2002	Unaudited 31 March 2001	Unaudited 31 March 2002	Unaudited 31 March 2001
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		14,486,284	9,037,571	12,547,945	8,704,570
Sales		5,411,204	3,857,342	-	-
Net gain on exchange rate		-	32,914	-	77,303
Other income		399,547	316,568	204,299	275,210
Share of net profit of investments - equity method		-	-	882,689	530,037
Total revenues		20,297,035	13,244,395	13,634,933	9,587,120
Expenses					
Cost of services and equipment rentals		6,675,550	4,876,910	5,565,354	4,629,760
Cost of sales		4,121,177	2,776,653	-	-
Selling and administrative expenses		3,166,452	1,507,530	2,446,614	1,184,818
Directors' remuneration		1,840	775	1,840	761
Net loss on exchange rate		76,928	-	133,625	-
Total expenses		14,041,947	9,161,868	8,147,433	5,815,339
Profit before interest and tax		6,255,088	4,082,527	5,487,500	3,771,781
Interest expenses		(722,554)	(235,319)	(563,022)	(231,677)
Income tax		(2,331,357)	(1,571,640)	(1,716,394)	(1,255,949)
Profit before minority interests		3,201,177	2,275,568	3,208,084	2,284,155
Share of net result from subsidiaries to minority interests		6,907	8,587	-	-
Net profit for the period		3,208,084	2,284,155	3,208,084	2,284,155
Basic earnings per share (Baht)	6				
Net profit for the period		1.09	0.85	1.09	0.85

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Retained Earnings (Unaudited)
For the three-month periods ended 31 March 2002 and 2001

	Consolidated		Company	
	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2001 Baht'000
Appropriated retained earnings				
Legal reserve				
Beginning balance	500,000	500,000	500,000	500,000
Increase during the period	-	-	-	-
Ending balance	500,000	500,000	500,000	500,000
Unappropriated retained earnings:				
Beginning balance	17,321,687	14,550,369	17,321,687	14,550,369
Net profit for the period	3,208,084	2,284,155	3,208,084	2,284,155
Ending balance	20,529,771	16,834,524	20,529,771	16,834,524
Retained earnings at end of the period	21,029,771	17,334,524	21,029,771	17,334,524

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2002 and 2001

	Consolidated (Baht'000)					
	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappro-priated retained earnings	Minority interest	Total
Beginning balance 2002	2,935,000	20,004,000	500,000	17,321,687	260,812	41,021,499
Net profit	-	-	-	3,208,084	-	3,208,084
Decrease in minority interest during the period	-	-	-	-	(6,907)	(6,907)
Ending balance 31 March 2002	2,935,000	20,004,000	500,000	20,529,771	253,905	44,222,676
Beginning balance 2001	2,700,000	10,215,000	500,000	14,550,369	159,418	28,124,787
Net profit	-	-	-	2,284,155	-	2,284,155
Decrease in minority interest during the period	-	-	-	-	(8,587)	(8,587)
Ending balance 31 March 2001	2,700,000	10,215,000	500,000	16,834,524	150,831	30,400,355

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

	Company (Baht'000)				
	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappropriated retained earnings	Total
Beginning balance 2002	2,935,000	20,004,000	500,000	17,321,687	40,760,687
Net profit	-	-	-	3,208,084	3,208,084
Ending balance 31 March 2002	2,935,000	20,004,000	500,000	20,529,771	43,968,771
Beginning balance 2001	2,700,000	10,215,000	500,000	14,550,369	27,965,369
Net profit	-	-	-	2,284,155	2,284,155
Ending balance 31 March 2001	2,700,000	10,215,000	500,000	16,834,524	30,249,524

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows (Unaudited)

For the three-month periods ended 31 March 2002 and 2001

		Consolidated		Company	
		Unaudited 31 March 2002	Unaudited 31 March 2001	Unaudited 31 March 2002	Unaudited 31 March 2001
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	13	6,894,092	3,043,025	4,809,380	1,990,427
Cash flows from investing activities:					
Net changes in short-term investment		(6,440)	(2,184,660)	-	(2,184,660)
Proceeds from disposals of property and equipment		8,952	4,863	4,184	3,506
Purchases of property and equipment		(671,589)	(627,708)	(627,375)	(598,243)
Cash invested in property and equipment under concession agreements		(8,289,638)	(4,284,026)	(6,646,662)	(4,226,386)
Net cash payments to investing activities		(8,958,715)	(7,091,531)	(7,269,853)	(7,005,783)
Cash flows from financing activities:					
Repayments of short-term loans from financial institutions		(1,006,308)	(1,320,000)	(1,006,308)	(1,300,000)
Repayments of loans from a related party		-	-	(1,200,000)	-
Proceeds from long-term debentures, net		9,960,381	11,952,506	9,960,382	11,952,506
Proceeds from long-term borrowings		540,000	-	-	-
Repayments of long-term debentures		(2,857,450)	(308,000)	(2,857,450)	(308,000)
Repayments of long-term borrowings		(557,287)	-	-	-
Net cash receipts from financing activities		6,079,336	10,324,506	4,896,624	10,344,506
Net increase in cash and cash equivalents		4,014,713	6,276,000	2,436,151	5,329,150
Cash and cash equivalents, beginning balance		15,284,026	12,366,342	9,604,146	10,006,607
Unrealised gain on exchange rate of cash and cash equivalents		17,368	54,531	10,928	54,531
Cash and cash equivalents, ending balance		19,316,107	18,696,873	12,051,225	15,390,288

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the periods ended 31 March 2002 and 2001 comprise:

	Consolidated		Company	
	Unaudited 31 March 2002 Baht Million	Unaudited 31 March 2001 Baht Million	Unaudited 31 March 2002 Baht Million	Unaudited 31 March 2001 Baht Million
Cash on hand and at banks	3,834	6,819	2,631	3,512
Short-term investments	15,482	11,878	9,420	11,878
Total cash and cash equivalents	19,316	18,697	12,051	15,390

Interest expenses, income tax and non-cash investing activities

Interest and income tax paid during the three-month periods ended 31 March are as follows:

	Consolidated		Company	
	Unaudited 31 March 2002 Baht Million	Unaudited 31 March 2001 Baht Million	Unaudited 31 March 2002 Baht Million	Unaudited 31 March 2001 Baht Million
Interest paid	834	371	749	366
Income tax paid	116	41	108	37
Non-cash transactions				
Outstanding debts arising from the addition to investments in property and equipment and property and equipment under concession agreements	3,443	2,170	2,957	2,161

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes to the interim consolidated and company financial statements on pages 10 to 26 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2 Change in accounting estimate

Previously, the Company amortised the cost of mobile phone networks of 900-MHz CELLULAR TELEPHONE SYSTEM under concession agreements on a straight-line basis over a period of 10 years not exceeding year 2005.

During the third quarter of 2001 the Company's management has reviewed the economic useful life of such networks and revised the remaining useful life to be the period of 10 years not exceeding June 2003. This change in useful life increased the amortisation charge for the three-month period ended 31 March 2002 by Baht 389 million. The Company's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

3 Segment information

Financial information by business segment for the three-month periods ended 31 March are as follows:

	Consolidated (Baht Million) For the three-month periods ended 31 March											
	Mobile phone services		Pager sales and services, call center service		Mobile phone sales		Datanet service		Consolidation eliminations		Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	14,067	8,704	108	232	8,895	4,855	98	88	(3,270)	(984)	19,898	12,895
Segment result	4,323	2,889	(22)	(40)	1,946	908	4	(23)	(318)	(1)	5,933	3,733
Operating profit											5,933	3,733

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

4 Acquisitions

On 10 September 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") from Shin Corporation Public Company Limited ("Shin") and SingTel Strategic Investments Pte Ltd. ("SingTel") of 69,993 and 30,000 shares, respectively. The 99,993 shares purchased represent 99.99% ownership in SDT, at a price of Baht 540 million (Baht 5,400 per share). The transaction occurred after SDT acquired 431 million ordinary shares in Digital Phone Company Limited ("DPC") for Baht 10,888 million from the Telekom Malaysia Group on 5 September 2001. SDT fully paid the purchase price in September 2001. On completion of these transactions SDT has 97.54% ownership in DPC. The purchase of SDT is under the condition that the Company gives financial support to SDT in respect of loan repayments to Shin and SingTel.

DPC is mobile phone service operator of GSM 1800 MHz system.

The fair value of assets and liabilities acquired on Shin Digital Company Limited were as follows:

	Baht Million
Cash on hand and at banks	437
Short-term investments	223
Trade accounts receivable, net	485
Inventories, net	34
Other current assets	156
Equipment, net	972
Assets under concession, net	6,637
Intangible assets, net	13
Other assets	5,499
Trade accounts payable	(1,804)
Amounts due to and loans from related parties	(12,103)
Concession fee payable	(3,226)
Short-term borrowings	(5,124)
Long-term borrowings	(4,047)
Deposits from customers	(155)
Other liabilities	(1,503)
Minority interests	(92)
Fair value of net assets	(13,598)
Interest acquired	99.99%
Fair value of net liabilities acquired	(13,598)

	Consolidated 2001 Baht Million
Purchase consideration	540
Fair value of net liabilities acquired	13,598
Positive goodwill	14,138

4 Acquisitions (continued)

On the acquisition of SDT, total goodwill amounted to Baht 14,138 million recognised in respect of SDT and its subsidiary. Goodwill is determined from the excess of cost of acquisition over the derivable fair value of the acquired assets and liabilities as at the acquisition dates. The cost of purchase of the investment was determined by Discounted Cash Flow Analysis, and the result of analysing and assessment of financial, economic, market, and other information, which was done by an external appraiser, based on its report dated 18 July 2001. The goodwill of Baht 14,138 million recognised in the financial statements has been determined on a provisional basis as the transaction was completed in September 2001. The Company is in the process of reviewing the fair value of certain acquired assets and liabilities as at the acquisition dates, to determine the appropriate amount of goodwill and expect to complete the review within September 2002. The goodwill is amortised using the straight-line method over its estimated useful life of a maximum period of 12 years, which approximates until the end of concession period of GSM 1800 MHz mobile phone networks.

Included in the assets and liabilities of SDT on the date of acquisition of SDT (10 September 2001) was a 97.54% interest in DPC. On 17 December 2001, legal ownership of the interest in DPC was transferred from SDT to the Company for Baht 20,300 million. As this transaction represented a transaction between the Company and its wholly owned subsidiary, there is no impact on the consolidated financial statements. In the Company's separate financial statements, no goodwill arose on this transaction.

On 17 December 2001, the Company purchased ordinary shares in Digital Phone Company Limited ("DPC") from Shin Digital Company Limited ("SDT") of 1,140,944,377 shares at a price of Baht 17.79 per share. The total shares purchased represent 98.17% ownership in DPC, at a price of Baht 20,300 million. The Company fully paid the purchase price in December 2001.

On 24 December 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share). On completion of the transaction, the Company has 99.99% ownership in SDT. The Company fully paid the purchase price in December 2001. The transaction occurred after SDT issued its ordinary shares of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share) in December 2001.

5 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	31 March 2002 Baht Million	31 March 2001 Baht Million	31 March 2002 Baht Million	31 March 2001 Baht Million
Depreciation on property and equipment (Note 9)	355	199	317	178
Amortisation of intangible assets:				
- Property and equipment under concession agreements (Note 9)	1,784	1,334	1,518	1,240
- Positive goodwill (included in "Selling and administrative expenses")	305	16	-	-
- Deferred charges (included in "Selling and administrative expenses")	18	15	9	8
- Concession right	114	-	-	-
Staff costs	392	287	304	203
Number of staff (persons)	5,153	4,163	2,989	2,215

6 Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002 : 2,935 million shares; 2001 : 2,700 million shares).

For comparison purposes, the Company has recalculated earnings per share for the period ended 31 March 2001 by considering the weighted average number of ordinary shares which had changed in par value and in the number of shares in accordance with the amendment to par values and numbers of shares as mentioned in note 12.

The warrants outstanding are in connection with the directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

7 Trade accounts receivable, net

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Trade accounts receivable:				
Third parties	6,755	6,090	4,271	4,116
Related parties (Note 14)	64	68	1,818	771
Accrued income	3,052	2,913	2,750	2,653
Total trade accounts receivable	9,871	9,071	8,839	7,540
Less Allowance for doubtful accounts	(1,738)	(1,397)	(1,273)	(890)
Total trade accounts receivable, net	8,133	7,674	7,566	6,650

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Current - 3 months	8,803	7,694	6,329	6,100
Overdue 3 - 6 months	728	745	540	530
Overdue 6 - 12 months	150	260	117	104
Overdue over 12 months	126	304	35	35
Total	9,807	9,003	7,021	6,769
Less Allowance for doubtful accounts of third parties	(1,738)	(1,397)	(1,273)	(890)
Total trade accounts receivable-third parties, net	8,069	7,606	5,748	5,879

The directors are of the opinion that allowance for doubtful debts of the Group, in conjunction with deposits received from these customers (presented in balance sheet as deposits from customers) and bank guarantees received from dealers, are sufficient to cover the bad debt risk.

8 Investments in subsidiaries, net

Movements in investment in subsidiaries for the three-month period ended 31 March comprise:

	Company 31 March 2002 Baht Million
Transactions during the three-month period ended 31 March 2002	
Opening net book amount	25,958
Share of net results from investments	882
Closing net book amount	26,840

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

8 Investments in subsidiaries,net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 31 March 2002 / 31 December 2001

	Nature of business	Country of incorporation	Nature of Relationship	Paid-up capital (Baht Million)	Investment portion (%)	Cost (Baht Million)	Accumulated share of profit (loss) in subsidiaries (Baht Million) 31 March 2002	Accumulated share of profit (loss) in subsidiaries (Baht Million) 31 December 2001	Equity (Baht Million) 31 March 2002	Equity (Baht Million) 31 December 2001	Dividend (Baht Million) 31 March 2002	Dividend (Baht Million) 31 December 2001
Subsidiaries												
Advanced Paging Co., Ltd.	Service provider of digital paging system network and call center, trading of pagers and providing pagers for rent	Thailand	Shareholder	350	99.99	1,703	(312)	(288)	761	785	-	(280)
Advanced Wireless Marketing Co., Ltd.	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600	6,287	4,777	6,887	5,377	-	-
Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.")	Service provider of voice/data Communications via telephone line	Thailand	Shareholder	458	67.95	421	(84)	(79)	337	342	-	-
Data network Solutions Co., Ltd.	Service provider of voice/data Communications via telephone line	Thailand	Shareholder	1	49.00	8	7	7	15	15	-	-
Shin Digital Co., Ltd.	Investment company	Thailand	Shareholder	272	99.99	811	(808)	(808)	3	3	-	-
Digital Phone Co., Ltd.	Service provider of digital mobile phone System in 1800 MHZ	Thailand	Shareholder	11,622	98.17	20,300	(1,163)	(564)	19,137	19,736	-	-
						23,843	3,927	3,045	27,140	26,258	-	(280)
	Less Allowance for impairment of investment in subsidiary					-	-	-	(300)	(300)	-	-
	Total investments in subsidiary					23,843	3,927	3,045	26,840	25,958	-	(280)

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments

	Consolidated (Baht Million)				
	Property and equipment	Property and equipment under concession agreements	Concession right	Goodwill and other assets	Total
Transaction during the three-month period ended 31 March 2002					
Opening net book value	6,233	56,334	5,325	14,606	82,498
Additions	670	6,742	-	61	7,473
Disposals, net	(29)	-	-	(9)	(38)
Depreciation / amortisation charges	(355)	(1,784)	(114)	(323)	(2,576)
Closing net book value	6,519	61,292	5,211	14,335	87,357
At 31 March 2002					
Cost	10,205	92,852	6,993	16,414	126,464
Less Accumulated depreciation / amortisation	(3,686)	(27,245)	(1,782)	(1,779)	(34,492)
Allowance for asset impairment	-	(4,315)	-	(300)	(4,615)
Net book value	6,519	61,292	5,211	14,335	87,357

	Company (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Other assets	Total
Transaction during the three-month period ended 31 March 2002				
Opening net book value	4,370	48,710	458	53,538
Additions	623	6,115	40	6,778
Write-offs, net	(20)	-	-	(20)
Disposals, net	(4)	-	-	(4)
Depreciation / amortisation charges	(317)	(1,518)	(9)	(1,844)
Closing net book value	4,652	53,307	489	58,448
At 31 March 2002				
Cost	7,767	81,183	618	89,568
Less Accumulated depreciation / amortisation	(3,115)	(23,906)	(129)	(27,150)
Allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	4,652	53,307	489	58,448

9 Capital expenditure and commitments (continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	31 March 2002 Currency Million	31 December 2001 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	6,907	5,615
US Dollars	121	110
Japanese Yen	2,912	2,025
Euro	44	56
Krone Norway	-	16
Swedish Kroners	17	-
Property and equipment		
Thai Baht	32	14

	Company	
	31 March 2002 Currency Million	31 December 2001 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	6,399	5,209
US Dollars	109	97
Japanese Yen	2,912	2,025
Euro	28	39
Krone Norway	-	16
Swedish Kroners	17	-
Property and equipment		
Thai Baht	32	12

10 Borrowings

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Current	14,194	12,723	13,426	11,794
Non-current	38,523	33,918	33,886	29,410
Total borrowings	52,717	46,641	47,312	41,204

The movements in the above borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2002		
Opening net book value	46,641	41,204
Additions	10,512	9,972
Repayments of borrowings	(4,424)	(3,864)
Loss on exchange rate	(12)	-
Closing net book value	52,717	47,312

Long-term debentures

On 21 March 2002, the Company issued 2.5 million units of Bath 1,000 each of unsubordinated, unsecured debentures, amounting to Baht 2,500 million. Such debentures bear interest at a fixed rate of 6.25% per annum throughout the debenture terms, payable on a semi-annual basis commencing from the issue date. The debentures will be entirely redeemed on 21 March 2009.

On 21 March 2002, the Company issued additional 4.5 million units of Baht 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 4,500 million. Such debentures bear interest at an average of the highest six-month fixed deposit rates from certain banks plus a margin of 2.10% per annum throughout the debenture terms, payable on a semi-annual basis commencing from the issue date. The debentures will be redeemed by 6 equal installments, commencing the fifty-four month after the issuing date until 21 March 2009.

On 21 March 2002, the Company issued additional 3 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 3,000 million. Such debentures bear interest at a fixed rate of 5.25% per annum throughout the debenture terms, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 21 March 2007.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures are as follows:

	Consolidated		Company	
	31 March 2002		31 March 2002	
	Carrying amounts Baht Million	Fair values Baht Million	Carrying amounts Baht Million	Fair values Baht Million
Long-term debentures	42,861	44,000	42,861	44,000

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

11 Deposits from customers

At the Board of Directors' meeting on 28 February 2002, the Board approved to refund the deposits from mobile phone customers by offsetting with monthly mobile phone charges to customers. Management plans to fully refund the deposits by 31 December 2002.

12 Share capital and premium

	For the three-month period ended 31 March 2002			
	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Issued and paid-up share capital				
Beginning balance	2,935	2,935	20,004	22,939
Issue of shares	-	-	-	-
Closing balance	2,935	2,935	20,004	22,939

As at 31 March 2002, the total authorised number of ordinary shares is 2,935 Million shares (31 December 2001: 2,935 Million shares) with a par value of Baht 1 per share (31 December 2001: Baht 1 per share). All issued shares are fully paid. The warrants outstanding at 31 March 2002 were 14 million units.

On 26 March 2002, the Board of Directors meeting approved the issuance and offering of 14 million warrants, or equivalent to 0.48% of the Company's total paid up share capital (before dilution) to directors, employees and advisors whose are eligible for such allocation. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002.

Warrants were granted to directors and employees on 27 March 2002 at Baht nil per unit. The exercise price is set at Baht 48 per unit, which is the share closing price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
At beginning of period	-	-	-
Granted	1.6	12.4	14
Exercised	-	-	-
At end of period	1.6	12.4	14

Additionally, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's director of 3.2 million units at Baht nil per unit. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002.

13 Cash flows from operating activities

Reconciliation of net income to cash flow from operating activities for the three-month periods ended 31 March 2002 and 2001:

	Consolidated		Company	
	31 March 2002 Baht Million	31 March 2001 Baht Million	31 March 2002 Baht Million	31 March 2001 Baht Million
Cash flows from operating activities:				
Net income for the period	3,208	2,284	3,208	2,284
Adjusted by:				
Depreciation charge	355	200	317	178
Amortisation of property and equipment under concession agreements	1,784	1,334	1,518	1,240
Amortisation of deferred charges	17	15	9	8
Doubtful accounts and bad debts	1,107	320	866	297
Allowance for obsolete inventories and diminution in value of finished goods	(151)	2	-	-
(Reverse) Allowance for loss on mobile phone register deposit	(29)	39	-	-
Amortisation (discount) of forward and swap premiums	(50)	(84)	(66)	(71)
Amortisation of concession right	114	-	-	-
Loss (gain) on disposal of fixed assets	17	(1)	20	-
Loss on write-off fixed assets	-	1	-	1
Written-off intangible assets	9	-	-	-
Unrealised loss (gain) on foreign exchange rate	88	21	89	(6)
Amortisation of goodwill	305	16	-	-
Amortization of bond issuing cost	10	4	10	4
Share of net profit in subsidiaries	-	-	(883)	(530)
Share of net profit from subsidiaries to minority interests	(7)	(9)	-	-
Net income before changes in operating assets and liabilities	6,777	4,142	5,088	3,405
Changes in operating assets and liabilities				
- trade accounts receivable	(1,571)	(1,369)	(1,789)	(1,553)
- amounts due from related parties	(2)	-	30	(18)
- forward and swap contracts receivable	(93)	40	(75)	31
- inventories	(1,380)	(86)	-	-
- sparepart inventories for mobile network maintenance	(29)	(19)	(29)	(19)
- advances to suppliers	(2,163)	(3,060)	(2,163)	(3,060)
- other current assets	(16)	(71)	238	(37)
- concession right	114	-	-	-
- other assets	(172)	(39)	(40)	(18)
- trade accounts payable	373	295	(882)	182
- amounts due to related parties	76	(5)	(144)	290
- forward and swap contracts payable	151	(31)	106	-
- accrued concession fee	2,554	1,859	2,499	1,859
- other current liabilities	2,467	1,644	2,235	1,195
- deposits from customers	(192)	(257)	(265)	(267)
Cash flows from operating activities	6,894	3,043	4,809	1,990

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

14 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.06 % of the share capital of the Company. Singapore Strategic Investments Pte Ltd. is a shareholder holding 19.35 % of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related party to the Company.

During the year, the Group has entered into a number of transactions with related parties. The terms of such transactions are negotiated on an arm's lengths market value basis in the ordinary course of business and according to normal trade conditions. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month periods ended 31 March 2002 and 2001 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Service income				
Subsidiaries	-	-	395	21
Shin Corporation and its related parties	22	17	2	1
Related party of Singapore Strategic Investments Pte Ltd.	40	41	40	41
Total service income	62	58	437	63
Sales of prepaid cards				
Subsidiary	-	-	3,530	1,028

b) Purchases of services

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Rental and other service expenses				
Subsidiaries	-	-	233	187
Shin Corporation and its related parties	209	171	176	148
Related party of Singapore Strategic Investments Pte Ltd.	9	20	9	18
Total rental and other service expenses	218	191	418	353
Advertising expenses				
Shin Corporation and its related parties	453	245	398	119
Total advertising expenses	453	245	398	119
Consulting and management fees				
Shin Corporation and its related parties	81	33	80	33
Total consulting and management fees	81	33	80	33

14 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
	2002	2001	2002	2001
	Baht Million	Baht Million	Baht Million	Baht Million
Interest expenses				
Subsidiaries	-	-	6	-
Major shareholder of Shin Corporation	4	5	4	5
Directors of related parties	1	1	1	1
Total interest expenses	5	6	11	6

c) **Purchases of property, equipment, computer software, and cost of mobile phone network.**

	Consolidated		Company	
	2002	2001	2002	2001
	Baht Million	Baht Million	Baht Million	Baht Million
Subsidiaries	-	-	2	10
Shin Corporation and its related parties	24	40	24	40
	24	40	26	50

d) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties**

	Consolidated		Company	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts receivable				
Subsidiaries	-	-	1,768	717
Shin Corporation and its related parties	14	14	-	-
Related party of Singapore Strategic Investments Pte Ltd.	50	54	50	54
Total trade accounts receivable	64	68	1,818	771

	Consolidated		Company	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due from related parties				
Subsidiaries	-	-	1	31
Shin Corporation and its related parties	3	1	-	-
Total amounts due from related parties	3	1	1	31

	Consolidated		Company	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts payable				
Subsidiaries	-	-	9	9
Shin Corporation and its related parties	22	56	20	23
Related party of Singapore Strategic Investments Pte Ltd.	4	5	4	5
Total trade accounts payable	26	61	33	37

14 Related party transactions (continued)

d) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties** (continued)

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Amounts due to and loans from related parties				
Amounts due to related parties				
Subsidiaries	-	-	281	584
Shin Corporation and its related parties	393	306	336	168
Related party of Singapore Strategic Investments Pte Ltd.	18	28	18	28
Total amounts due to related parties	411	334	635	780
Loans from a related party				
Subsidiary	-	-	-	1,200
Total loans from related party	-	-	-	1,200

	Consolidated		Company	
	31 March 2002 Baht Million	31 December 2001 Baht Million	31 March 2002 Baht Million	31 December 2001 Baht Million
Deposits from customers, net				
Subsidiary	-	-	483	549
Shin Corporation	57	63	57	63
Total deposits from customers, net	57	63	540	612
Long-term debentures				
Major shareholder of Shin Corporation	10	280	10	280
Directors of the Company and its related parties	37	45	37	45
Total long-term debentures	47	325	47	325

e) **Commitments with related parties**

Significant commitments with related parties are as follows:

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 13 years with options to renew. At 31 March 2002, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Baht Million	Company Baht Million
Payment due - within 1 year	268	237
- within 2 to 5 years	219	218
- over 5 years	266	266

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

14 Related party transactions (continued)

e) **Commitments with related parties** (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 75.70 million within year 2002.

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 14 million per month, and plus the rate per event as prescribed in the agreements.

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1 million per month.

f) **Warrants granted to directors** (see note 12)

15 Commitments with third parties

The Company has entered into service agreements for maintenance hardware and software mobile phone networks as follows:

	Consolidated Million	Company Million
Thai Baht	3	3
Euro	1	1

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 452 million on a consolidated basis and Baht 71 million on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. At 31 March 2002, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Baht Million	Company Baht Million
Payment due - within 1 year	462	301
- within 2 to 5 years	532	385
- over 5 years	10	1

A subsidiary has entered into a Data Broadcast via satellite agreement with TOT for a period of one year with an option to renew. The subsidiary is committed to pay rental cost at Baht 35,000 per site per month for the master network and Baht 4,000 per site per month for the remote network as set out in the agreement.

16 Contingencies

At 31 March 2002, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 4,176 million on a consolidated basis and Baht 3,979 million on a company basis.

17 Post balance sheet event

At the annual ordinary shareholders' meeting on 29 April 2002, the shareholders approved to declare a dividend for 2,935 million shares of Baht 0.40 each, totalling Baht 1,174 million. The dividend will be paid to the shareholders on 23 May 2002.

At the annual ordinary shareholders' meeting of Advanced Wireless Marketing Company Limited, a subsidiary, held on 25 April 2002, the subsidiary's shareholders approved to declare a dividend for 24 million shares of Baht 125 each, totalling Baht 3,000 million. The dividend will be paid to the shareholders by 24 May 2002.

18 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส